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                                   FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004

                             Commission File Number
                                   000 - 13979

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F               Form 40-F ..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ....                 No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Explanatory Note

This Form 6-K/A amends and restates in its entirety the Form 6-K filed on March 22, 2005 bearing the SEC acceptance time as "(ACCEPTANCE-DATETIME)20050322204915 but appears on the EDGAR database dated as of March 23, 2005." The Company has retained Tri-State Financial, LLC ("Tri-State") to assist the Company with its SEC filings. Tri-State filed the Form 6-K dated March 22, 2005 in error prior to the completion of the proof-reading process by the Company. Accordingly, this Form 6-K/A amends and restates in its entirety the Form 6-K filed on March 22, 2005 with the SEC bearing the acceptance time as (ACCEPTANCE-DATETIME) 20050322204915 which appears on EDGAR database dated as of March 23, 2005.

CAUTIONARY NOTES

A) FORWARD LOOKING STATEMENTS

Certain statements included in this 6-K are forward-looking statements, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "forecast", "estimate", "expect, "believe", "intend", "intent", "budget", "plan", "projection" "hope" and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life or financing are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control, that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, metal price volatility, fluctuations in foreign exchange rates, economic and political events affecting metal supply and demand, fluctuations in ore grade or ore tonnes milled, geological, operating and environmental risks, problems during the development, construction and start-up phases of an underground mine, inadequacy of environmental insurance. For a more comprehensive review of risk factors, please refer to the Company's most recent annual report under "Management's Discussion and Analysis of Financial Results" and Form 20-F under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

B) NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

In this document the Corporation uses the term "mineral resources" and its subcategories "measured", "indicated" and "inferred" mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BREAKWATER RESOURCES LTD.



                                        By: /s/ Priya Patil
                                           -------------------------------------
                                           Priya Patil
                                           Corporate Counsel and Asst. Corporate
                                           Secretary
Date: March 23, 2005


                                INDEX TO EXHIBITS

The following document is being filed with the Commission as exhibits to, and is incorporated by reference into and form part of, the report on Form 6-K/A.

EXHIBIT 1:   BUSINESS ACQUISITION REPORT